15048541

UNITED STATES
'RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Spray Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Beardsley lane Bldg D Suite 205
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cathy Vasilev (512) 796-3299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd. (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Cathy Vasilev, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salt Spray Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CCO

Title

Notary Public

LACEY P. WELCH
My Commission Expires
April 29, 2017

NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cathy Vasilev, CCO
Salt Spray Capital, LLC
Austin, Texas

We have audited the accompanying statement of financial condition of Salt Spray Capital, LLC as of December 31, 2014 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Salt Spray Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salt Spray Capital, LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Salt Spray Capital, LLC's financial statements. The supplemental information is the responsibility of Salt Spray Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cathy Vasilev, CCO
Salt Spray Capital, LLC
Austin, Texas

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 26, 2015

SALT SPRAY CAPITAL, LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	17,566
Other assets		562
Total assets	$	18,128

LIABILITIES AND MEMBERS' EQUITY

Liabilites:		
Accounts Payable (Note 2)	$	-
Total liabilities	$	-
Members' equity		
Members' Equity	$	(83,471)
Additional Equity Capital		164,026
Deficits		(62,427)
Total members' equity	$	18,128
Total liabilities and members' equity	$	18,128

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL, LLC

Statement of Income
For the year ended December 31, 2014

REVENUE		
Total revenue	$	-
EXPENSES:		
Professional fees	$	1,800
Rent expense		450
Other operating expenses		60,177
Total expenses	$	62,427
NET LOSS BEFORE INCOME TAXES	$	(62,427)
NET LOSS	$	(62,427)

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2014

	Members' Equity	Net Loss	Total Members' Equity
Beginning balance December 31, 2010	$ 12,463		$ 12,463
Adjusments:	(800)		(800)
Net Loss		(5,388)	(5,388)
Ending balance December 31, 2011	**$ 11,663**	**$ (5,388)**	**$ 6,275**
Additional Equity Capital	38,085	-	38,085
Net Loss		(28,076)	(28,076)
Ending balance December 31, 2012	**$ 49,748**	**$ (33,464)**	**$ 16,284**
Additional Equity Capital	60,704	-	60,704
Net Loss		(61,669)	(61,669)
Ending balance December 31, 2013	**$ 110,452**	**$ (95,133)**	**$ 15,319**
Additional Equity Capital	65,236	-	65,236
Net Loss		(62,427)	(62,427)
Ending balance December 31, 2014	**$ 175,688**	**$ (157,560)**	**$ 18,128**

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL, LLC

Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(62,427)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:		
(Increase) decrease in:		
CRD balance		1,116
Increase (decrease) in:		
Accounts payable		(1,900)
Total adjustments	$	(784)
Net cash used in operating activities	$	(63,210)
CASH FLOWS FROM FINANCING ACTIVITIES		
Equity Capital Contribution from Members	$	65,236
Net cash provided in financing activities	$	65,236
Decrease in cash	$	2,026
Cash - beginning of year	$	15,540
Cash - end of period	$	17,566
Interest		-

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL, LLC
Notes to Financial Statements
December 31, 2014

Note 1: Organization

Business Activity

Salt Spray Capital, LLC is currently owned by Salt Spray Holdings, LLC, a limited liability company, as a limited disclosure Broker-Dealer, registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company conducts business as a private placement broker-dealer acting solely as agent or finder under Rule 15c3-3(k)(2)(i). As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. On August 30, 2010, Salt Spray Capital was converted from a sole proprietorship to Salt Spray Capital, LLC as a successor organization for the Company's business. FINRA's approval was received on January 20, 2011. Going forward the Company conducts its business as a limited liability company.

On June 2011, the founder Mr. Christopher Scott ("Seller") entered into agreement with Salt Spray Holdings, LLC, a Texas limited liability company ("Purchaser") regarding the sale and purchase of all (100%) outstanding membership interest in Salt Spray Capital, LLC. The final sale was completed in August 2012 and 100% ownership was transferred to the purchaser. On August 3, 2012, FINRA granted the continuing membership application of the Company and approved the 100% change in ownership.

Note 2: Significant Accounting Policies

Method of accounting

The Company uses the accrual method of accounting for financial reporting purposes. For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks.

The Company's books and records are maintained at the Company's office location. All taxes, regulatory fees and other expenses are paid as of the date of the financial statements and therefore no liabilities were accrued and recorded.

Use of Estimates

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates. Those estimates and assumptions affect reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses.

Comprehensive Income

The Company adopted SF AS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2014.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-l, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net Capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $17,566 of which $12,566 was in excess of its required minimum net capital per SEC Rule 15c3-l. The Company had no aggregate indebtedness at December 31, 2014, so its ratio is less than 15:1.

Note 4: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

• Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

• Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

• Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

The Company has either evaluated or is currently evaluating the implications, if any; of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2014, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2014-01	Investments--Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles-Goodwill and	The accounting alternative, if

	Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity 's annual or interim financial statements have not yet been made available for issuance.	elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2013-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No 2011-05.	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: Provision for Taxes

The Company is treated as a regular LLC for federal tax purposes and is allowed to absorb any gains or losses in the member's individual tax return. As the tax obligations of the members are carried to their individual tax return, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the members. Under section 650l(a) of the Internal Revenue Code (Tax Code) and section 301.650l(a)-l(a) of the Income Tax Regulations (Tax Regulations), for tax years 2012 and 2013, the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 7: Going Concern Uncertainty

The Company's result of operations was a deficit of $62,427 and negative cash flow from operations amounting $63,210 for the period ended December 31, 2014. These factors as well as the uncertain conditions that the Company faces in its day-to-day operations create an uncertainty as to the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The Company's only significant asset is cash amounting to $17,566.

The Company is still in a development stage company and does not anticipate generating significant revenues that improves the Company's financial condition. It expects to fund regulatory capital from the sole member as needed.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment was on a month to month basis for $450.00 per month and ceased on February 1, 2014.

Note 9: Members' Equity

During 2014, members made cash contributions to the Company in the amount of $65,236.

Note 10: Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2015. Subsequent events have been evaluated through this date.

SALT SPRAY CAPITAL LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

	Focus 12/31/14	Audit 12/31/14	Change
Member's equity, December 31, 2014	$ 18,128	$ 18,128	$ -
Subtract - Non allowable assets:			
Other asset	(562)	(562)	-
Tentative net capital	$ 17,566	$ 17,566	-
Haircuts:	-	-	-
NET CAPITAL	$ 17,566	$ 17,566	$ -
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 12,566	$ 12,566	$ -
Aggregate indebtedness	$ -	$ -	$ -
Ratio of aggregate indebtedness to net ca	0.00%	0.00%	

There was no difference noted between the Audit and Focus report as of December 31, 2014.

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL LLC
December 31, 2014

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Schedule IV
SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cathy Vasilev, CEO
Salt Spray Capital, LLC
Austin, Texas

We have reviewed management's statements, included in the accompanying Salt Spray Capital, LLC Exemption Report in which (1) Salt Spray Capital, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Salt Spray Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Salt Spray Capital, LLC , met the identified exemption provision throughout the most recent fiscal year without exception. Salt Spray Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 26, 2015

Salt Spray Capital

January 29, 2015

Assertions Regarding Exemption Provisions

We, as members of management of Salt Spray Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i) broker-dealers who do not carry customer margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. May not hold funds or securities for, or owe money or securities to, customers.

Furthermore, all transactions between the broker-dealer and its customers are effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***December 31, 2014.***

Salt Spray Capital, LLC

By:

Cathy Vasilev

(Name and Title)

January 29, 2015
(Date)

Austin, TX 78746 • Phone 512-796-3299
Member FINRA • SIPC